kept you on there a little bit longer
than i anticipated but uh how are things
going at whackadoo brewing
not too bad we uh we got a little bit of
a delay on our opening
because right now a lot of banks are
scared to loan to anybody that doesn't
have like
three years already under their belt so
uh
we got pushed back a little bit on it
but everything else i mean we're still
brewing at home we're still
knocking out good beers we're still
doing free donations to like
the vfw the end bank that we work with
so and we're still doing a lot of stuff
we just we don't we have a building
yeah that's tough to that's tough to
have a tap room if you don't have a
building for it so
uh yeah right as long as you're making
some good beer in the uh
in the garage and putting out a good
product and i i do i do follow you on
facebook and i know you're uh
you travel around quite a bit and you
take care of people with your with your
donations so i'm i'm definitely sure
that that's uh
that's appreciated and joined and
enjoyed by the people that you affect
with that oh yeah
yeah definitely so steven the way we
always start things out with our guests
is what was your first beer man what was
it when was it
grandpa's uncle's refrigerator
my first beer i remember uh i was 15
and i was at some party that i shouldn't
have been at
and people were passing around call 45
and oh god oh dear good
lord man
yeah that's a that's a tough one man
that that
that morning had to prevent you from
drinking again for a while
yeah yeah about uh three days and then i

got a hold of some blood
about three days uh yeah that's that's
awesome so what uh where was your uh
what was you doing how old were you what
was the
what was the story behind it uh
i was 15 i just left home uh
i didn't like you know being at home
with it was the situation i had there so
i just up and moved out one day and i've
been onto my own ever since
and it was just like i was hopping from
party to party finding places to crash
you know
nice 15 years old and you're slamming
colt 45s
yeah right yeah that's awesome
so how what was your obviously going
along that what was your first
craft beer that you recall drinking and
and what was the circumstance
i think my first like real craft beer
was a long time later and that was sam
adams
and i really love i love all the sam
adam products
except for i don't know why their summer
one like tastes like grass to me
but i love everything else they make
and then i got hooked on guinness man
and i traveled
i've actually traveled to ireland twice
and went to the guinness uh brewery both
times i i
love guinness i've heard that the
guinness tastes different in ireland is
that true that it's way better
yeah dude it's because of the travel
time coming over the states but i mean
you get it
right from there tap room built into the
brew house oh my god
yeah it already doesn't travel well but
i mean i think guinness here is good if
you find it on drafts
i was gonna yeah it's not bad
but it's i mean it's still good but you
can't touch
right from their brew house man it's

it's amazing

so you go from uh colt 45s to sam adams at what point in this journey did you

uh did you decide you could take a swing at starting your own brewery

uh starting my own very funny enough actually started as a joke about ten months ago

uh me and my roommate uh he was sick of working for the man and i've been on disability and working you know part-time jobs where i could

and he was like you know we need to do something man he said because i've had a couple other businesses before over the years

and he was like dude i want to do something i was like all right how about we make some beer and he was like let's do it you you work everything out and i'll back you up and we'll do it and it was just that was it

we got a little kit brewed one beer and it turned out amazing and i mean that's like six months now we've just been brewing non-stop every weekend

yeah that's awesome and i've worked at a couple of breweries over the years but it was never like i didn't want all that responsibility myself but i guess i'm just getting old now so it's like yeah let's do it

yeah there's no better time than now to do it

i feel like that's the beginning of a lot of breweries it's just like you gotta just pull the trigger it's like a lot of talk

let's just do it why not yep you got to pull the trigger you're either all in or you don't do it

so did this business decision happen over beers by chance

yeah i've made a lot of business decision over beers and not all of them has been the best but

a couple have been pretty decent you know we realized because me and him we

we both drink like when we get a hold of
like the six dollars we take out we're
giving out free beer
me and him bring these big one liter
steins with us and we just like destroy
them
i was like man at this rate we actually
saved money
being brewers yeah yeah
yeah even if you just make beer for
yourself at least you're coming out
ahead of somewhat
yeah right yeah that's awesome man so
what uh what's the style of beer that
you guys like to brew what is it that's
uh what is it that's going out of the
garage on a regular basis
well the cool thing is like i really
love uh
the ales and the lagers and the light
flavored beers
and my partner sean he loves making
stouts all different kinds of the darker
beers uh
and we did a joint porter that turned
out really amazing
um so it's a good combination like every
single week i've got this
blackboard and we're just knocking out
different beers every single week we've
only gone back and rebrewed
a couple of our original beers because
they were so popular they were gone like
the next day
so we've had to replenish those but for
the most part we like to just
keep knocking out something different
each week
yeah that's awesome man especially being
new in it you kind of might as well
travel around the beer styles anyways to
figure out what you guys are good at and
what what is it is that you produce that
you're good with and
and all that stuff so stephen what's
your uh what's your plans with the
wackadoo brewing what is what is kind of
the goals what's your what's your vision
for what you want it to become

right now we're looking at uh we got a
five barrel system lined up
and we're just going to do strictly tap
room i'm not looking to distribute you
know just stuff
in our area local community build up uh
in five years we want to buy our own
lands we can build our own place
so it's a hundred percent ours and uh
we're actually looking at uh getting on
one of those big 27-foot party boats
taking vips out there doing like
barbecue and beer tastings and
the whole thing is we want to keep
giving back and keep working with people
in the community like
almost everything we have now comes from
either veteran owned business or small
local businesses
our hops we actually contracted with a
farm down in kentucky a veteran that i
know personally
she started a farm and she wanted to
know what she could do and i was like
hell you know hops
i had no idea but if you look at the
little charge of like where hops grow
best
kentucky is one of the best states in
the u.s for it so then i got
a local honey company here in colorado
that i get all my honey from
and they are a veteran-owned small
business so i'm trying to build up
as much of that kind of community as i
can yeah that's awesome man
yeah for sure what's the uh we got a
question in the chat from bryant says
ask about
their zucchini beer
all right so uh down at the vfw i hang
out a lot there's this old guy down
there named paul
and uh he owns a farm and he just brings
in and gives away
all these vegetables he grows to
everybody out there at the bar you know
you just come up
and he'll give you you know he gave me

like 15 pounds of zucchini and he was
like here take it
so i took in uh we're just playing
around we're like if a cucumber beer is
supposed to be like good and healthy and
you know
every like the cucumber waters are good
for you why can't you do a zucchini
so you know we sliced them up and what
we did is we
we rebrewed our tail gunner which is our
coffee stout and then once the grains
had been run through
i just ran a second cycle of hot water
did about a 30 minutes steep in there
and so we took it's only about three and
a half percent and then we
uh fermented with the zucchini for a
full two weeks
and it actually came out pretty good
it's low carb
low calorie at three and a half percent
so i mean you can drink a few and not
feel bad
for it and it actually didn't taste too
bad
[Laughter]
i love zucchini so that sounds really
good to me i actually
i made a zucchini boat or something like
that
um yeah last weekend that's what kids
are perfect for because they're huge
yeah yep definitely yeah and uh my
latest shower beer pick is with me
drinking that zucchini beer in my mug so
that's probably what that guy i haven't
added you yet but we were
checking you out beforehand and you love
the shower beers huh
that's uh that's something that i
figured out i was the only one that
liked doing that so
yeah somebody else does they're vip
parties
yeah so i got a friend of mine over in
uh
belgium her name is just beer chick
beer freak chick she does a lot of cool

stuff and she has her own little place
but she got me turned on to that because
one day she just got bored and threw up
a shower pick and i was like bet i can
match that
and so me and her started going back and
forth and then some of my friends saw it
and my friends started getting in on it
so some of them they let me post it up
on my instagram and my facebook and
so we're trying to make like this whole
movement of the shower beer
that's awesome yeah i might have to get
in on that there's some brewery that
actually did a beer and called it shower
beer
and i know i even saw i found it at
totalone and then i even saw a bunch of
people on instagram doing the beer
selfies with the shower i have a shower
or a koozie shower
or
i was gonna say jj i don't think he's
still in the comments but he
um every time i shower at his place he's
got like uh
uh what's it called like a magnet koozie
or a magnet beer holder or something for
his shower specifically
yeah mine's velcro so you can rip it off
the wall yeah
yeah yeah there you go it's good the
whole movement
but yeah i remember years ago calling
them vip parties because i was the only
person important enough to be invited
you get anybody that wants to do it they
send them to me i'll post them up there
i'm
like pushing this big nice
yeah that's awesome matt says so many
laws and regulations when opening a
brewery
every state is different but it's
obviously not impossible
heard the first thing to do is hire a
lawyer and accountant
that is correct yeah that's exactly what
i said

yeah that is correct the uh because i
saw the stack of paperwork and i was
like nope i am not that smart
yep yeah just uh just tracking
what you produce for your ttb reports is
daunting at best so uh yeah definitely
have somebody that knows what they're
doing with you otherwise
you're gonna get way behind and not too
long before you get shut
of law just down someone that knows what
they're doing is going to just save you
so much time
like we actually have a lawyer in the
area who um a bunch of the breweries use
for you know getting incorporated and
all their stuff
and his last name's brewer like how
but i mean it's great because you see at
some of the breweries he has like a sign
up and it's like brewer law and yeah
it's great brewery decor
that's amazing
if i ever go back to practicing law he's
going to be the first office i knock on
yeah i mean when my dad's probably
listening when i go back to law
use that law degree you paid for
yeah so what's um you've mentioned a
coffee stout
so how and you mentioned a porter too
because those are like you're speaking
my kind of language do you do fun stuff
like you made a zucchini beer are you
doing anything fun with the porters and
stouts because a lot of people get super
creative with those
oh yeah well right off the bat we made a
peanut butter porter that was just like
knocked out of the park that's what got
everybody
like hooked on us because we went around
giving these out we made we made like 90
bottles of it and just they were gone
in no time wow and what's
great is the guys uh up in oregon uh
genus brewing
they did this little episode of a uh
like a whipped topping you could put on

beers and so we made it and it was it's
a teaspoon of espresso
a teaspoon of sugar and then some hot
water and you kind of like whip it up
throw that up on top of the peanut
butter porter oh it's the best dessert
you could have
that sounds amazing and stout uh
we got the coffee stout and then we did
a uh a second version of it with uh
about double the lactose
so it made this really nice kind of
milky yeah we beat we beefed it up a
little bit too
and it just turned out really good like
kind of like an espresso
okay so mash is throwing himself out
there
like he usually does when you mention
blueberries and maple
mash wants to know what's up with that
blueberry maple beer and how can i be a
taste tester
and if you were in the area in a
heartbeat
we've given out a few of them now but i
was really shocked
it was our first time trying to make an
imperial and i did not realize it needed
so much more time to
before it was really ready so at the two
week mark
we popped open a few bottles and it just
tasted so boozy and so hard i didn't
want to hand it out to anybody
but as we've passed a month now i think
we're right at five weeks
i just had one earlier and it came out a
lot better it was really it's
real maine uh maple syrup
uh from a relative of mine i didn't even
know i had that owns a maple place
and then fresh blueberries and we just
it was
so good it's amazing and it hits um
originally i thought it was about 8.5
and i went back through and i did a
second test on it and it's like 10.4
so it's really good that sounds awesome

let me see that stein again hoppy it
looks
awesome experience a can stein oh
nice so it's great for tailgating i mean
signs were
intended to keep bugs out of your beer
so when you're outside it actually is
you know usable makes sense it's not
just an overpriced toy i bought it think
geek
while tailgating mash says
alexa play i would walk 500 miles so
obviously
mash is willing to come and get it if
the blueberry maple beer is available
and mash is you think he's bad with
pumpkin i think he's even worse with
maples so i can definitely
definitely understand he may be there's
just not as much as many maple beers as
there are pumpkin beers
so that could be so stephen
let's see a tie-in with the wounded
warrior project
well because i'm a disabled veteran
myself i did 14 years as an infantryman
and
i did three tours in iraq and i got kind
of messed up near the end
and when i first got out i was in a
really bad really low place you know i
was one of those guys like
i was doing anything i could to you know
forget who i was and what i'd done
and uh with some friends of mine from
the wounded warrior project you know i
went in there and started helping other
guys out and that helped me out
and so ever since then whenever i can do
something with veterans
like there's a group here in colorado
called the disgruntled vets of colorado
and we're actually doing a vet body car
wash
this weekend this saturday where we're
going to be doing daisy dukes and halter
tops
and washing cars i love that i hope i
was hoping that's where you were going

and that's amazing
oh yeah no i'm going full out
i bet you could talk lucky into joining
you
yeah i'm not a vet but i'll always bust
these bad boys out
hey i know mash would join you he's
probably got some daisy dukes too i
should join you at the car wash i can
promise you that you're not a man if you
don't own at least one pair of days you
do exchange money
right
yeah that's awesome and it's it's a
great organization stephen
definitely i appreciate your service
here and uh you're in good company with
with mash and i we both have done our
time as well so definitely appreciate
what you've done and
appreciate you picking that organization
they do do a lot of work
uh whether or not oh yeah definitely
you could say that whacka do a lot of
work
that was really bad really bad i'm sorry
i tried i tried
i did forget all about this but mash is
in the air force and their shorts their
pt
shorts are definitely days of duke so
he's got plenty of pairs of daisy dicks
ready to go for the car wash
so stephen uh you've told us a little
bit about the brewery told us a little
bit about your
what you guys are doing with it what is
uh what's the expectations for you guys
any
any timelines that you've gotten what's
your what's your time before you think
you have a uh
a tap room open up and ready to go for
us
well the way we got it figured is if we
can't get uh this through the banks you
know because we've been pushing for a
little while now but
everybody's really hesitant is come

march uh so i think i'm just going to
buy a uh a building outright or myself
once i get enough money put back for it
because if we can't get it through them
we're going to do it ourselves are you
rather do it ourselves anyways i was
just trying to hurry up and get open as
quick as i could
yeah so we gotta wait i'm gonna do it
myself and i'll get us there
nice well we definitely appreciate you
joining us tonight stephen what else uh
should people know and how can people
find wackadoo brewing on the social
media networks
where do we find the um the shower beer
picks
all right uh so we are on instagram
twitter and facebook
uh it's just wackadoo brewing um
and then me personally stephen fuller
dotted i used my little picture there um
and you get on there and you just sent
me a message and i will hook you up if
you're anywhere in the state or
i like to travel a lot on my bike and i
got a big old army duffel bag now so i
can actually fit a whole system plus the
co2 tank
and i am willing to travel and have fun
you know and
uh we're always doing good stuff like
this we've got the car wash this weekend
uh the vfw that i work with down there
in fountain colorado
they do events all the time and i come
out there and donate free beer
uh on every memorial day and veterans
day i started it when i first opened
uh you message me and if you're within
an hour's drive i will drive to you on
memorial day or veterans day and give
you a free beer of your choice
every time nice wow that's awesome
yeah and hobby did post the
instagram there so you've got wackadoo
bruins instagram
go ahead and hit him up your veteran
memorial day

he'll bring a beer out to you i kind of
like that model
i might have to uh if i'm ever in the
area on memorial day i'm going to send
you a message
and wait for my absolutely man
absolutely i like that
steven we definitely appreciate your
time for joining us tonight and uh
best of luck with the wackadoo brewing
man i look forward to following you and
keeping up with the progress
all right thanks a lot man i love
watching you guys you guys are great
yeah we appreciate you man thank you for
your support
yes sir you guys take care you too sir